EXHIBIT 99.11

CONSENT OF DENCO STRATEGIC RESEARCH & CONSULTING INC.

January 20, 2015

CONSENT OF EXPERT

VIA EDGAR

United States Securities and Exchange Commission:

RE:	Tasman Metals Ltd. January 2015 Press Release re: Announcement of Pre-Feasibility Study for the Norra Karr Project in Sweden (the "Press Release")

To Whom It May Concern:

We refer to the following (collectively the "Information") which is referenced in the Press Release and/or documents incorporated by reference therein:

1.	Pricing assumptions and a supply and demand study of various rare earth element market segments prepared by Denco Strategic Research & Consulting Inc. and contained in the Press Release and the Pre-Feasibility Study being prepared by GBM Minerals Engineering Consultants Limited.

We hereby consent to the use of our name and the Information, and summaries thereof, and inclusion and incorporation by reference thereof and information derived from such Information in the Press Release and/or Tasman Metals Ltd.'s Registration Statement on Form F-3 (File No. 333-190863) filed with the United States Securities and Exchange Commission.

We confirm that we have read a draft of the Press Release and we have no reason to believe that there are any misrepresentations that are derived from the Information or that are within our knowledge as a result of the services we performed in connection with such Information.

Yours truly,

DENCO STRATEGIC RESEARCH & CONSULTING INC.

/s/ Carolyn Dennis
Signature

Carolyn Dennis
Print Name

Director and President
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